
April 21, 2011

Pieter du Plooy
President
HOMEOWNUSA
112 North Curry Street
Carson City, NV 89703

      Re: HOMEOWNUSA
               Amendment No. 2 to Registration Statement on
               Form S-11
               Filed March 24, 2011
               File No. 333-170035

Dear Mr. du Plooy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated November 18, 2011 that Industry Guide 5 does not apply to you because you are a REIT. Please refer to Securities Act Release No. 33-6900 (June 17, 1991), which addresses the applicability of Guide 5 to REITs, and tell us why the guidance included in the guide is not applicable to your offering and disclosure.

2.   We note your response to comment 7 and the revised disclosure that you and your president "intend" to enter into a share redemption agreement. Considering your ability to qualify as a REIT is merely based on an intention and not an actual agreement, it is not clear how you have provided an adequate basis for your disclosure and the filed tax opinion related to your REIT qualification. Please revise to clarify. To the extent that

you reach an agreement on the share redemption with your president, please file the
agreement and revise to discuss its material term.

Prospectus Cover Page

3.   Please note that prior comment 5 sought revision on your prospectus cover page and not
the registration statement cover page, as you have provided. Please revise this page to
provide the disclosure requested by Item 501(b)(3) of Regulation S-K.

Summary Information, page 5

4.   You have responded to comment 8 by deleting the reference to "historically attractive."
Please note that the second part of the comment asked for balancing disclosure that you
have not identified any sources of financing. Please revise to provide such disclosure or
tell us why it is not applicable.

5.   In your summary section and in the first paragraph of your plan of operations, please
revise to clarify that your sole officer is a resident of South Africa and has no experience
in the real estate industry, as disclosed in your first risk factor on page 12.

Risk Factors, page 8

6.   In response to comment 11, you have revised to state that this section covers all material
risks. However, you continue to qualify your disclosure by stating that this section
includes "the most significant material risks," which appears to imply that there are other
material risks. Please remove the noted qualification or advise.

Plan of Distribution, page 19

7.   Please note that the revisions made in response to comment 26 do not address prior
comment 27, as you have responded. Please tell us how you may sell shares "from time
to time" in compliance with Rule 415(a)(1)(ix) of Regulation C or revise your disclosure
accordingly.

8.   We reissue comment 30. Please revise to discuss the methods by which your sole officer
will solicit investors.

Use of Proceeds, page 20

9.   In response to comment 34, you have cited Item 511 of Regulation S-K. It remains
unclear from your disclosure how the cost of actually soliciting investors and selling your
shares will actually be paid. Please clarify wither Mr. du Plooy will cover such costs
with his own funds or whether you will reimburse him. If you will reimburse him,
include such costs here.

Management's Discussion and Analysis of Financial Condition and Results of Operations

10.   We note your responses to comments 32, 33, and 35 and the revised disclosure that you are "arbitrarily" targeting buildings with 75 to 300 units that cost between $400,000 and $1,600,000, respectively. In the appropriate section, please revise to clarify whether there is a reasonable basis that such buildings at those price points actually exist in "established or developing neighborhoods" and would only require the limited renovations and improvements you have estimated for. With such revision, define "developing neighborhood."

11.   Please discuss how you will calculate the capitalization rate. Further, please discuss the basis for your belief that you would be able to locate properties at a capitalization rate of 10%. Elaborate on your reference to "occupancy potential of 90%." Are you just using a 90% occupancy rate in your determination of projected NOI when calculating the capitalization rate, regardless of the then current occupancy rate? For properties that are close to 90% occupancy, provide your basis for the implication that you could acquire such properties at a 10% capitalization rate.

Plan of Operation, pages 22 – 23

12.   We note the Chairman and president, Pieter du Plooy, has no prior experience in operating a REIT.   Please tell us the basis for the estimate of costs included in your plan of operations and how you derived such amounts.

13.   We note your representation on page 22 and elsewhere within your filing, that you should be generating net operating income within 360 days of the date of this offering.   Given the uncertainty surrounding the timing in which you will be able to acquire a property and commence your plan of operations, it does not appear that you have a sufficient basis for this representation.   Please advise or revise accordingly.

General Information about HOMEOWNUSA, page 25

14.   In response to comment 42, you have revised to clarify that you are using State Agent and Transfer Syndicate, Inc.'s address. Please tell us if you are also sharing the noted address with Global Club, Inc., SOEFL Inc., Gilla Inc., Alarming Devices, Inc., and Fresh Start Private Holdings, Inc. If so, please disclose such arrangement here and discuss your relationship with those entities, if any.

Investment Policies and Policies with Respect to Certain Activities, page 25

15.   Your revised disclosure in response to comment 43 does not appear complete. The first sentence of this section notes that your policy statement "does not create such obligation" even though you have not even disclosed the obligation to which you refer. Please revise to clarify if management has an obligation to notify stockholders of changes to your investment policies.

Financing Policies, page 27

16. We note your response to comment 49 that you are not subject to the NASAA REIT Guidelines based on your discussion with Kimberly Stein. Please provide us with the actual rationale used to confirm that the Guidelines do not apply to you.

U.S. Federal Income Tax Considerations, page 29

17. We note your deletion of references to your opinion in response to comment 50. Please revise to disclose that you have acquired an opinion of counsel related to your qualification as a REIT, indentify such counsel, and attribute the disclosure in this section to counsel.

Security Ownership of Certain Beneficial Owners and Management, page 49

18. We note your response to comment 57 and the disclosure that Mr. du Plooy "may be deemed" a promoter. Please revise to remove the qualification.

Financial Statements and Notes

Report of Registered Independent Public Accounting Firm, page 53 & 61

19. The period indicated within the opinion paragraph of the audit reports references December 10, 2010 as the date of inception instead of December 10, 2009. Please revise the audit opinion to reflect the proper date of inception.

20. Reference is made to the audit report on page 61 where the scope and opinion paragraph indicates that the statements of operations, changes in shareholders' equity and cash flows for the period from inception through January 31, 2011 have been audited. Please note that the financial information for the period from inception through January 31, 2010 and the year ended January 31, 2011 must also be audited. Please clarify and revise your audit opinion accordingly to refer to each period for which audited financial statements are required.

Statements of Operations and Statements of Cash Flows, pages 64 and 66

21. Given that your inception date is December 10, 2009, please revise the header for the middle column of information from "Year ended January 31, 2010" to "from inception (December 10, 2009) to January 31, 2010" on your statements of operations and cash flows.

Note 2 – Summary of Significant Accounting Policies, page 67

22. Please disclose your accounting policy for organizational and offering costs.

Exhibit 8.1

23.   The qualification that the company will qualify as a REIT "provided that [it] timely makes all elections and conforms with procedural steps" should not be included with your tax opinion as it actually carves out the substance of the opinion. Please have your opinion revised accordingly. Also, as counsel has qualified that you are currently not organized in conformity with the requirements needed to qualify as a REIT commencing with the taxable year ending December 31, 2011, please revise the appropriate sections to reflect this qualification.

Exhibit 23 (ii)

24.   It appears the consent for the audit report for the financial statements as of January 31, 2010 was filed twice in error.   Please revise to also file the appropriate consent for the audit report dated March 22, 2011 for the financial statements as of January 31, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Diane D. Dalmy *(via facsimile)*